

November 2, 2012

Via E-mail
Brett L. Scott
Senior Vice President and Acting Chief Financial Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

      Re: Spectrum Pharmaceuticals, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 2, 2012
               Form 10-Q for the Quarterly Period Ended June 30, 2012
               Filed August 8, 2012
               Form 8-K Dated August 8, 2012
               Filed August 8, 2012
               File No. 001-35006

Dear Mr. Scott:

We have reviewed your correspondence dated October 3, 2012 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1 Business

Development of Our Drug Products, page 8

1. We have reviewed your response to prior comment 1. While you list various agreements and the parties in connection with those agreements that license or sublicense various rights, we note that you only disclose payment obligations to Corixa Corporation and Genentech, Inc. Please confirm that there are not any other material payment terms, including milestones or royalty payments, in connection with the agreements listed in this response. Alternatively, please expand your disclosure to include all material payment terms for each of the agreements.

2. We have reviewed your response to prior comment 2. Please note that while confidential treatment for certain information may have been granted in the past, under the confidential treatment rule we have the authority to reconsider our action in the future. Please expand your disclosure to disclose the term of your License and Asset Purchase Agreement with Bayer Pharma AG as this is a material term that is disclosed on page 13 of the agreement. In addition, please expand your disclosure to disclose the aggregate milestone payment remaining under your Amended and Restated License Agreement with Merck & Cie AG as this appears to be a material term of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with any questions. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Marc G. Alcser
        Stradling Yocca Carlson & Rauth
        660 Newport Center Drive, Suite 1600
        Newport Beach, California 92660